December 2, 2011

Mr. Donnie Field
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Lingo Media Corporation
Form 20-F for the year ended December 31, 2010
Filed July 18, 2011
File No. 333-98397

Dear Mr. Field,

In response to your letter of November 4, 2011 and as a follow up to our conversation of November 23, 2011, we have requested an additional 10 business days and we expect to respond by December 8, 2011.

Please feel free to contact +1 (416) 927 7000 X 23 if you have any questions.

Yours truly,
Lingo Media

/s/ Michael Kraft
Michael Kraft
President & CEO